

August 27, 2010

Jeffrey D. Thomas
President and Chief Executive Officer
Ambassadors Group, Inc.
Dwight D. Eisenhower Building
2001 South Flint Road
Spokane, WA 99224

      RE: Ambassadors Group, Inc.
              Form 10-K for the year ended December 31, 2009
              Filed March 2, 2010
              Definitive Proxy Statement
              Filed April 13, 2010
              File No. 0-33347

Dear Mr. Thomas:

We have reviewed your response letter dated August 13, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement

Long-Term Incentive Compensation/Equity Based Awards, page 17

1. We note you response to comment two from our letter dated August 2, 2010. Please provide additional analysis in your response of how the Compensation Committee chose the equity award multiple for each named executive officer. For example, indicate what aspects of the Named Executive Officers' individual performance were considered in setting the multiple. We note that the multiples for Mr. Thomas and Ms. Thomas did not increase by the same amount. In addition, indicate how the total amount awarded compares to the median compensation data provided by Towers Watson. See Item 402(b)(2)(vi) and (vii) of Regulation S-K. For further information, please see Staff

Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

Sincerely,

/s Paul Fischer, for
Larry Spirgel
Assistant Director